



18006422   N

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

MAR 05 2018

Washington DC
408

SEC FILE NUMBER
8-52447

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2017** AND ENDING **DECEMBER 31, 2017**

MM/DD/YY | MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **LIATI CAPITAL, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 WALL STREET, 20TH FLOOR

(No. and Street)

NEW YORK	**NY**	**10005**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL W. GEFFRARD   212-269-0003

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JOEL E. SAMMET & CO, LLP

(Name – *if individual, state last, first, middle name*)

15 MAIDEN LANE, SUITE 500 NEW YORK	**NY**	**10038**
(Address) (City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, MICHAEL W. GEFFRARD _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
LIATI CAPITAL, LLC _____ , as

of DECEMBER 31 _____ , 20 17 ____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

CLARA CAPUTO
Notary Public - State of New York
No. 01CA6362221
Qualified in Richmond County
My Commission Expires 07/31/2021

PRESIDENT & CEO
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LIATI CAPITAL, LLC
SEC. ID #. 8-52447

Financial Statements & Supplementary Information

For the Year Ended

December 31, 2017

With

Report of Independent Registered Public Accounting Firm

LIATI Capital, LLC
Index to Financial Statements
As of December 31, 2017

Supplemental Information



JEROME S. GRUBIN, CPA
STEVEN A. SOKOL, CPA
ROBERT N. KIRSCHENBLATT, CPA
JENNIFER A. RODBERG, CPA

JOEL E. SAMMET, CPA (1925-1968)
DAVID R. SAFER, CPA (1946-2007)
BERNARD TURNER, CPA (1958 - 2008)
FRANKLIN M. JACOBSON, CPA (1966 - 2011)

Report of Independent Registered Public Accounting Firm

To the managing member and the board of directors of
LIATI Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of LIATI Capital, LLC as of December 31, 2017, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The company is not required to have, nor were we engaged to perform, an audit on its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Other Information

The computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission shown on Schedule I and the computation of basic net capital requirement pursuant to Rule 15c3-1 of the Securities and Exchange Commission and computation of aggregate indebtedness shown on Schedule II (collectively, the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of LIATI Capital, LLC's financial statements. The supplemental information is the responsibility of LIATI Capital, LLC management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the information included in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2016.

New York, NY
February 15, 2018

Joel E. Sammet Co., LLP

LIATI Capital, LLC
Statement of Financial Condition
As of December 31, 2017

ASSETS

Cash at bank	$ 24,443
TOTAL ASSETS	$ 24,443

LIABILITIES & MEMBERS' EQUITY

LIABILITIES:

Accrued expenses	$ 15,950
TOTAL LIABILITIES	15,950

MEMBERS' EQUITY:

Members' Equity	8,493
TOTAL LIABILITIES & MEMBERS' EQUITY	$ 24,443

The accompanying notes are an integral part of these financial statements.

LIATI Capital, LLC
Statement of Operations
For the Year Ended December 31, 2017

Revenues:

Revenues	$	-
Total Revenues		-

Expenses:

Payroll and related expenses	$	41,984
Occupancy costs		2,622
Professional fees		26,856
Consulting services		23,313
Regulatory fees		3,105
Travel and Entertainment		13,439
Communications		2,348
Miscellaneous operating expenses		3,209
Total expenses		116,876
Net Loss		$ (116,876)

The accompanying notes are an integral part of these financial statements.

LIATI Capital, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2017

	Managing Member	Members	Total
Members' Equity – January 1, 2017	$ -	$ 13,072	$ 13,072
Contributions during the year	-	112,297	112,297
Net Loss		(116,876)	(116,876)
Members' Equity – December 31, 2017	$ -	$ 8,493	$ 8,493

The accompanying notes are an integral part of these financial statements.

4

LIATI Capital, LLC
Statement of Cash Flows
For the Year Ended December 31, 2017

Cash Flows From Operating Activities:

Net loss	$ (116,876)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:	
Expenses charged by affiliate contributed to equity	59,747
Change in operating assets and liabilities:	
Due from member	31,050
Accrued expenses	(2,048)
Net Cash Used in Operating Activities	(28,127)

Cash Flow From Financing Activities:

Contributions by Member	52,550
Net Cash Provided by Financing Activities	52,550
Net increase in Cash	24,423
Cash - beginning of year	22
Cash - end of year	$ 24,443

Supplemental disclosures of cash flow information:

Income taxes paid	$ 0
Interest	$ 0

The accompanying notes are an integral part of these financial statements.

LIATI Capital, LLC

Notes to the Financial Statements

December 31, 2017

1. <u>THE COMPANY AND ITS OPERATIONS</u>

LIATI Capital, LLC ("The Company") was formed in New York in February, 1998. The Company provides and derives its revenues from financial advisory and consulting services primarily related to the private placement of equity and debt for established companies and partnerships, real estate and energy projects, including renewable energy projects, and select startup companies. Registration as a broker-dealer under the Securities Exchange Act of 1934 was effective January 2001. The Company is a member of the FINRA. The Company does not perform any clearing function for itself or others, and does not hold customer accounts, margin accounts, funds, or securities and accordingly is exempt per paragraph 3(K)(2)(i) from the provisions of SEC Rule 15c3-3 and is not responsible for compliance with Section 4(C) of Regulations T of the Federal Reserve System. Additionally, the Company is not required to conduct quarterly security counts because it exempt there from by the provisions of Regulation 17a-13(a).

2. <u>SIGNIFICANT ACCOUNTING POLICIES</u>

<u>Basis of Presentation</u>

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

<u>Use of Estimates</u>

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

<u>Revenue</u>

The revenue is recorded per the terms of the engagement letter(s) for fees derived from the placement of securities in connection with the private placement of equity and debt for established companies, startup ventures, real estate and energy projects.

<u>Income Taxes</u>

The Company is organized as an LLC under the Internal Revenue Code. Accordingly, other than certain minimum and miscellaneous taxes, no provision for federal and state taxes is included in the financial statements as the members are required to include their proportionate share of the Company's taxable income or loss in their individual tax returns.

The Company, however, is liable for local income taxes.

LIATI Capital, LLC

Notes to the Financial Statements

December 31, 2017

Note 2 Significant Accounting Policies (continued)

Although the Company is not subject to federal or state income taxes, the effects of an uncertain tax position, if any, may have an impact on the tax returns of the members. Therefore, the effects of any such uncertainty must be recognized based on the outcome that is more likely than not to occur. Under this criterion the most likely resolution of an uncertain tax position should be analyzed based on technical merits and on the outcome that will likely be sustained under examination. As of December 31, 2017, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

The Company's income tax returns for the years 2014 through 2017 are subject to examination by federal, state and local income tax authorities.

3. RELATED PARTY TRANSACTIONS

The Company shares office space and operates under an expense sharing agreement with LIATI Group, LLC, a New York Limited Liability Company which is a member of the Company. The expense sharing agreement provides for LIATI Group, LLC to pay all the operating expenses of the Company, except for certain directly related expenses. As outlined in the expense sharing agreement, such payments are considered as capital contributions by the LIATI Group, LLC. For the year ended December 31, 2017 expenses totaling $59,747 were allocated by LIATI Group, LLC to the Company through the expense sharing agreement.

4. LIQUIDITY, CAPITAL RESOURCES AND GOING CONCERN EVALUATION

In the year ended December 31, 2017, the Company had no revenue, experienced a loss of $116,876 and has experienced losses for multiple years leading up to this fiscal year. This raises substantial doubt about the entity's ability to continue as a going concern. Management believes the Company currently does not have enough capital in order to meet its obligations.

In order to alleviate substantial doubt about the Company's ability to continue as a going concern, in February 2018, LIATI Group, LLC, obtained a commitment from Plateau Circle, LLC (a former shareholder of LIATI Group, Inc., the majority member of LIATI Group, LLC) to provide sufficient funds through a loan to LIATI Group, LLC, a member of the Company. LIATI Group, LLC intends to utilize the loans to invest working capital in the Company to cover any deficits in operating cash flows during the next year, as well as to assure that the Company stays in compliance with regulatory requirements.

On December 31, 2017, Plateau Circle, LLC was bought out of its investment in LIATI Group, Inc. Plateau Circle, LLC remains a participant in some potential deals which the Company is working on.

LIATI Capital, LLC

Notes to the Financial Statements

December 31, 2017

5. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2017 the Company's net capital of $8,493 was $3,493 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 1.87. Accordingly, the Company was in compliance with the net capital rule at December 31, 2017.

6. SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2017, and through February 15, 2018, the date of the issuance of this report. There have been no material subsequent events occurring during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2017.



JEROME S. GRUBIN, CPA
STEVEN A. SOKOL, CPA
ROBERT N. KIRSCHENBLATT, CPA
JENNIFER A. RODBERG, CPA

JOEL E. SAMMET, CPA (1925-1968)
DAVID R. SAFER, CPA (1946-2007)
BERNARD TURNER, CPA (1958 - 2008)
FRANKLIN M. JACOBSON, CPA (1966 - 2011)

Report of Independent Registered Public Accounting Firm

Board of Directors and Managing Member
LIATI Capital, LLC

We have reviewed management's statements, included in the accompanying exemption from SEC Rule 15c3-3 report, in which (1) LIATI Capital, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which LIATI Capital, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i), (the "exemption provisions") and (2) LIATI Capital, LLC stated that LIATI Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. LIATI Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about LIATI Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k), (2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Joel E. Sammet Co., LLP

New York, NY
February 15, 2018

LIATI CAPITAL, LLC
14 WALL STREET, 20TH FL.
NEW YORK, NEW YORK 10005

MICHAEL GEFFRARD
CEO AND PRESIDENT

PHONE: (212) 269-0003
MOBILE: (917)825-5647
mgeffrard@liaticapital.com

February 3, 2018

EXEMPTION FROM SEC RULE 15c3-3 REPORT

To our best knowledge and belief, we assert that we are exempt from SEC Rule 15c3-3(e) under the following exemption for the fiscal year ending December 31, 2017:

SEC Rule 15c3-3(k)(2)(i) which states that the reserve requirement provisions of SEC Rule 15c3-3 shall not be applicable to a broker or dealer:

(i)   Who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customer through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of Liati Capital, LLC.

We met the exemption under SEC Rule 15c3-3(k)(2)(i) for the fiscal year ending December 31, 2017 without exception.

_____
Michael Geffrard, CEO and President

SUPPLEMENTARY INFORMATION

LIATI Capital, LLC
Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2017

Schedule I:
Computation of Net Capital Under Rule 15c3-1

Total ownership equity from statement of financial condition	$	8,493
Less: Ownership equity not allowable for net capital		0
Add: Subordinated Liabilities		0
Less: Deductions for non-allowable assets and other charges		0
Less: Haircuts on securities positions		0
NET CAPITAL (DEFICIT)	$	8,493

Schedule II:
Computation of Basic Net Capital Requirement

6-2/3% of aggregate indebtedness	$	1,063
Minimum dollar net capital requirement	$	5,000
Net capital requirement (greater of the above two lines)	$	5,000
Excess net capital (net capital less net capital requirement)	$	3,493

Reconciliation With Company's Computation (i76)
There exists no differences between the preceding computation and the computation shown on the Company's unaudited Form X-17A-5 report as of December 31, 2017,

Computation of Aggregate Indebtedness

Total aggregate indebtedness liabilities from statement of financial condition	$	15,950
Ratio of aggregate indebtedness to net capital		1.87

LIATI Capital, LLC
Note to the Required Supplemental Schedules Pursuant to Rule 15c3-3 of the
Securities and Exchange Commission
As of December 31, 2017

The financial statements do not include the schedules of "Computation for Determination of Reserve Requirements under SEC Rule 15c-3-3" and "Information Relating to Possession or Control Requirements under SEC Rule 15c-3-3" by virtue of exemption provided by SEC Rule 15c3-3(k)(2)(i). Rule 15c3-3(k)(2)(i) applies because the Company carries no margin accounts; promptly transmits all customers funds and delivers all securities received in connection with its broker dealer activities; does not otherwise hold funds or securities for, or owe money and securities to, customers; and effectuates all financial transactions with customers through one or more bank accounts designated as "Special Account for the Exclusive Benefit of Customers" of the Company.